May 28, 2020

[Letterhead of Cigna Corporation]

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cigna Corporation
Registration Statement on Form S-4
Filed on May 28, 2020

Ladies and Gentlemen:

Reference is made to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the “Act”), on the date hereof, in connection with the proposed offer by Cigna Corporation (the “Company”) to exchange (the “Exchange Offer”) (i) an aggregate principal amount of up to $156,621,000 of the Company’s outstanding 4.000% Notes due 2022 (the “Old 4.000% 2022 Notes”) for an equal principal amount of the Company’s registered 4.000% Notes due 2022 (the “4.000% 2022 Exchange Notes”), (ii) an aggregate principal amount of up to $3,077,000 of the Company’s outstanding 8.30% Notes due 2023 (the “Old 8.30% 2023 Notes”) for an equal principal amount of the Company’s registered 8.30% Notes due 2023 (the “8.30% 2023 Exchange Notes”), (iii) an aggregate principal amount of up to $9,175,000 of the Company’s outstanding 7.65% Notes due 2023 (the “Old 7.65% 2023 Notes”) for an equal principal amount of the Company’s registered 7.65% Notes due 2023 (the “7.65% 2023 Exchange Notes”), (iv) an aggregate principal amount of up to $756,761,000 of the Company’s outstanding 3.250% Notes due 2025 (the “Old 3.250% 2025 Notes”) for an equal principal amount of the Company’s registered 3.250% Notes due 2025 (the “3.250% 2025 Exchange Notes”), (v) an aggregate principal amount of up to $178,833,000 of the Company’s outstanding 7.875% Notes due 2027 (the “Old 7.875% 2027 Notes”) for an equal principal amount of the Company’s 7.875% Notes due 2027 (the “7.875% 2027 Exchange Notes”), (vi) an aggregate principal amount of up to $549,660,000 of the Company’s outstanding 3.050% Notes due 2027 (the “Old 3.050% 2027 Notes”) for an equal principal amount of the Company’s registered 3.050% Notes due 2027 (the “3.050% 2027 Exchange Notes”), (vii) an aggregate principal amount of up to $31,882,000 of the Company’s outstanding 8.30% Step-Down Notes due 2033 (the “Old 8.30% 2033 Step-Down Notes”) for an equal principal amount of the Company’s registered 8.30% Step-Down Notes due 2033 (the “8.30% 2033 Step-Down Exchange Notes”), (viii) an aggregate principal amount of up to $175,076,000 of the Company’s outstanding 6.150% Notes due 2036 (the “Old 6.150% 2036 Notes”) for an equal principal amount of the Company’s registered 6.150% Notes due 2036 (the “6.150% 2036 Exchange Notes”), (ix) an aggregate principal amount of up to $91,102,000 of the Company’s outstanding 5.875% Notes due 2041 (the “Old 5.875% 2041 Notes”) for an equal principal amount of the Company’s registered 5.875% Notes due 2041 (the “5.875% 2041 Exchange Notes”), (x) an aggregate principal amount of up to $295,860,000 of the Company’s outstanding 5.375% Notes due 2042 (the “Old 5.375% 2042 Notes”) for an equal principal amount of the Company’s registered 5.375% Notes due 2042 (the “5.375% 2042 Exchange Notes”), (xi) an aggregate principal amount of up to $968,380,000 of the Company’s outstanding 3.875% Notes due 2047 (the “Old 3.875% 2047 Notes”) for an equal principal amount of the Company’s registered 3.875% Notes due 2047 (the “3.875% 2047 Exchange Notes”), (xii) an aggregate principal amount of up to $791,915,000 of the Company’s outstanding 3.900% Notes due 2022 (the “Old 3.900% 2022 Notes”) for an equal principal amount of the Company’s registered 3.900% Notes due 2022 (the “3.900% 2022 Exchange Notes”), (xiii) an aggregate principal amount of up to $429,789,000 of the Company’s outstanding 3.050% Notes due 2022 (the “Old 3.050% 2022 Notes”) for an equal principal amount of the Company’s registered 3.050% Notes due 2022 (the “3.050% 2022 Exchange Notes”), (xiv) an aggregate principal amount of up to $855,208,000 of the Company’s outstanding 3.000% Notes due 2023 (the “Old 3.000% 2023 Notes”) for an equal principal amount of the Company’s registered 3.000% Notes due 2023 (the “3.000% 2023 Exchange Notes”), (xv) an aggregate principal amount of up to $713,513,000 of the Company’s outstanding 3.50% Notes due 2024 (the “Old 3.50% 2024 Notes”) for an equal principal amount of the Company’s 3.50% Notes due 2024 (the “3.50% 2024 Exchange Notes”), (xvi) an aggregate principal amount of up to $1,234,360,000 of the Company’s outstanding 4.500% Notes due 2026 (the “Old 4.500% 2026 Notes”) for an equal principal amount of the Company’s registered 4.500% Notes due 2026 (the “4.500% 2026 Exchange Notes”), (xvii) an aggregate principal amount of up to $1,326,728,000 of the Company’s outstanding 3.400% Notes due 2027 (the “Old 3.400% 2027 Notes”) for an equal principal amount of the Company’s registered 3.400% Notes due 2027 (the “3.400% 2027 Exchange Notes”), (xviii) an aggregate principal amount of up to $422,371,000 of the Company’s outstanding 6.125% Notes due 2041 (the “Old 6.125% 2041 Notes”) for an equal principal amount of the Company’s registered 6.125% Notes due 2041 (the “6.125% 2041 Exchange Notes”), (xix) an aggregate principal amount of up to $1,407,326,000 of the Company’s outstanding 4.800% Notes due 2046 (the “Old 4.800% 2046 Notes”) for an equal principal amount of the Company’s registered 4.800% Notes due 2046 (the “4.800% 2046 Exchange Notes”) and (xx) an aggregate principal amount of up to $348,914,000 of the Company’s outstanding 4.125% Notes due 2020 (the “Old 4.125% 2020 Notes” and, together with the Old 4.000% 2022 Notes, the Old 8.30% 2023 Notes, the Old 7.65% 2023 Notes, the Old 3.250% 2025 Notes, the Old 7.875% 2027 Notes, the Old 3.050% 2027 Notes, the Old 8.30% 2033 Step-Down Notes, the Old 6.150% 2036 Notes, the Old 5.875% 2041 Notes, the Old 5.375% 2042 Notes, the Old 3.875% 2047 Notes, the Old 3.900% 2022 Notes, the Old 3.050% 2022 Notes, the Old 3.000% 2023 Notes, the Old 3.50% 2024 Notes, the Old 4.500% 2026 Notes, Old 3.400% 2027 Notes, the Old 6.125% 2041 Notes and the Old 4.800% 2046 Notes, the “Old Notes”) for an equal principal amount of the Company’s registered 4.125% Notes due 2020 (the “4.125% 2020 Exchange Notes” and, together with the 4.000% 2022 Exchange Notes, the 8.30% 2023 Exchange Notes, the 7.65% 2023 Exchange Notes, the 3.250% 2025 Exchange Notes, the 7.875% 2027 Exchange Notes, the 3.050% 2027 Exchange Notes, the 8.30% 2033 Step-Down Exchange Notes, the 6.150% 2036 Exchange Notes, the 5.875% 2041 Exchange Notes, the 5.375% 2042 Exchange Notes, the 3.875% 2047 Exchange Notes, the 3.900% 2022 Exchange Notes, the 3.050% 2022 Exchange Notes, the 3.000% 2023 Exchange Notes, the 3.50% 2024 Exchange Notes, the 4.500% 2026 Exchange Notes, 3.400% 2027 Exchange Notes, the 6.125% 2041 Exchange Notes and the 4.800% 2046 Exchange Notes, the “Exchange Notes”).

The Company is registering the Exchange Offer in reliance on the position of the staff of the U.S. Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (April 13, 1989), Morgan Stanley & Co. Incorporated (June 5, 1991) and Shearman & Sterling (July 2, 1993).

This will confirm that the Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.  In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes (1) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (April 13, 1989) or similar letters and (2) must comply with registration and prospectus delivery requirements of the Act in connection with any sale or transfer of the Exchange Notes, unless the sale or transfer is made pursuant to an exemption from those requirements.  The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

In addition, the Company will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Act in connection with any resale of such Exchange Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the Exchange Offer a provision to the following effect:

If the undersigned or any beneficial owner is a broker-dealer, the undersigned and such beneficial owner: (1) represents that it is participating in the Exchange Offer for its own account and is exchanging Old Notes that were acquired by it as a result of market-making or other trading activities, (2) confirms that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and (3) acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

See Shearman & Sterling (July 2, 1993).

[Signature Page Follows]

Sincerely,

CIGNA CORPORATION

By:	/s/ Amy C. Cook
	Name:	Amy C. Cook
	Title:	Assistant Corporate Secretary

cc:	Joseph H. Kaufman, Simpson Thacher & Bartlett LLP